SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

INFORMAX, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45677N205 (CUSIP Number)

October 28, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45677N205	13G	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K2 Arbitrage Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,015,966 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,015,966 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.80%

12.	Type of Reporting Person (See Instructions) PN

Last Update: 11/01/2002

CUSIP No. 45677N205	13G	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K2 GenPar, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,015,966 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,015,966 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.80%

12.	Type of Reporting Person (See Instructions) CO

Last Update: 11/01/2002

CUSIP No. 45677N205	13G	Page 4 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shawn Kimel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,015,966 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,015,966 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.80%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/01/2002

CUSIP No. 45677N205	13G	Page 5 of 7

ITEM 1(a).    NAME OF ISSUER.

The name of the Issuer is INFORMAX, INC. (the “Issuer”).

ITEM 1(b).    ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

The Issuer’s principal executive offices are located at 7600 Wisconsin Avenue, 11th Floor, Bethesda, Maryland 20814.

ITEM 2(a).    NAME OF PERSON FILING.

This statement is being filed on behalf of each of the following persons (the “Reporting Persons”): K2 Arbitrage Fund, L.P., K2 GenPar, Inc. and Shawn Kimel.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the principal business office of each of the Reporting Persons is 440 Adelaide West, Toronto, Ontario, M5V 1S7.

ITEM 2(c).    CITIZENSHIP.

Shawn Kimel is a citizen of Canada. K2 Arbitrage Fund, L.P. is an Ontario limited partnership. K2 GenPar, Inc. is an Ontario corporation.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES.

This statement relates to shares of the Issuer’s Common Stock, $0.001 par value (the “Common Stock”) of the Issuer.

ITEM 2(e).    CUSIP NUMBER.

The CUSIP number for the shares of Common Stock is 45677N205.

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP.
Pursuant to Rule 13d-3, at the close of business on November 4, 2002, each of the Reporting Persons may be deemed to be the beneficial owner of 2,015,966 shares of the Common Stock, which constitutes approximately 7.80% of the 25,833,502 shares of the Common Stock outstanding at June 30, 2002, according to the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2002. Each of the Reporting Persons has the sole power to vote or to direct the vote of 2,015,966 shares of Common Stock; each of the Reporting Persons has the sole power to dispose or to direct the disposition of 2,015,966 shares of the Common Stock.

CUSIP No. 45677N205	13G	Page 6 of 7

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Items 1-4.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATIONS.

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45677N205	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Persons, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned Reporting Persons agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

Dated: November 5, 2002

K2 ARBITRAGE FUND, L.P.

By: Its:	K2 GENPAR, INC. General Partner /s/ Shawn Kimel
Shawn Kimel, President and Secretary

K2 GENPAR, INC., an Ontario corporation

By:	/s/ Shawn Kimel
Shawn Kimel, President

/s/ Shawn Kimel
Shawn Kimel